

June 25, 2014

Via E-mail
Elliot Orol, Esq.
General Counsel
Tower Group International, Ltd.
Bermuda Commercial Bank Building
19 Par-La-Ville Road
Hamilton, HM 11, Bermuda

    **Re:    Tower Group International, Ltd.**
            **Form 10-Q for the Fiscal Quarter Ended March 31, 2014**
            **Filed June 19, 2014**
            **File No. 001-35834**

Dear Mr. Orol:

We have reviewed your filing and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

EX 31.1 and EX 31.2

1. Please revise your Certifications Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002 relating to 4d to reference the first quarter of 2014.  Refer to Section 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Wuenschell at (202) 551-3705 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Alexander M. Dye, Esq.
Willkie Farr & Gallagher LLP